Name change

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

02015887

March 4, 2002

02 MAR 17 AM 9:20

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Ballad Ventures Ltd. (the "Issuer")
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 12, 2001:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 45-902F (formerly Form 20) filed with the British Columbia Securities Commission.

D. Copies of BC Forms 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

E. Copies of Canadian Venture Exchange letters of approval.

dw 3/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4600

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 30, 2002
Ballad Ventures Ltd.	-	June 28, 2002
Buck Lake Ventures Ltd.	-	June 28, 2002
Cora Resources Ltd.	-	June 27, 2002
Maximum Ventures Inc.	-	March 28, 2002
Montoro Resources Inc.	-	February 21, 2002
Pacific Topaz Resources Ltd.	-	May 31, 2002
Pierre EnTerprises Ltd.	-	September 30, 2002
Primo Resources International Inc.	-	February 28, 2002
Totally Hip Software Inc.	-	February 26, 2002
Ventir Challenge Enterprises Ltd.	-	November 29, 2002

02 MAR 15 AM 8:10

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

February 5, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT

Ballad Ventures Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

02 MAR 15 AM 8:11

February 6, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

ANDRE M. PAUWELS, P.GEO, APPOINTED VICE PRESIDENT, EXPLORATION BALLAD REVIEWING GOLD AND PLATINUM PROPERTIES IN THE AMERICAS

Ballad Ventures Ltd. ("Ballad") is pleased to announce the appointment of Andre M. Pauwels, P.Geo, as Vice President, Exploration of Ballad.

Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. Mr. Pauwels' accomplishments span more than 30 years and 4 continents. Mr. Pauwels' global experience includes selection, evaluation, design, and management of gold, copper, zinc, and platinum group metal properties. He is credited with identifying and acquiring several major, successful projects for Cominco. Mr. Pauwels' recent responsibilities with Cominco included acquisitions, the negotiation of joint ventures, and monitoring the world zinc exploration business. In addition to exploration duties, Mr. Pauwels managed Cominco's portfolio of junior resource shares.

Mr. Pauwels' extensive experience in mineral exploration and his many contacts are of particular interest to Ballad's ongoing involvement in exploration and development in South America and particularly Peru. Ballad has investigated over 100 property areas in South America and currently holds an interest in the Roberto-Freddy lead-zinc-silver property in Peru. This property is now actively explored under an option agreement by TeckCominco Ltd. Mr. Pauwels' broad exploration experience and proven record identifying new projects will be a tremendous benefit to Ballad as it moves quickly to react to improving resource markets. A respected corporate strategist, Mr. Pauwels' extensive global experience formulating and negotiating business terms for exploration projects including joint ventures, will play a key role in the acquisition and development of Ballad's portfolio of resource projects.

Ballad is now targeting North American gold/silver/platinum-group properties for acquisitions. Mr. Pauwels is currently investigating several mineral resource/ gold projects for possible acquisition by Ballad. In particular, Mr. Pauwels is aggressively reviewing several precious metal/ gold/ silver projects in Canada and the Unites States on behalf of Ballad.

In welcoming Mr. Pauwels, Ballad's President, Mr. Anthony J. Beruschi stated: "For the past 6 months we have been predicting an upturn in precious metals markets and precious metals equities in particular and resource markets in general. To take advantage of this Ballad has been reviewing gold properties. We are very encouraged by the growing positive outlook for precious metals and precious metal equities. We are now aggressively searching and reviewing quality gold and platinum group metals projects focusing on North America. A large part of our success will depend on people and we are extremely excited by the addition of Mr. Pauwels to our team. We see the fact that Ballad attracted a proven professional of the quality and experience of Mr. Pauwels as a strong endorsement of Ballad's business plan. His experience, worldwide connections and proven approach will be a tremendous asset to Ballad."

Ballad also announces that it has granted Incentive Stock Options on 90,000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BALLAD VENTURES LTD.

Per: ______________________

Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

02 MAR 15 PM 8:10

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

February 7, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

ROBERTO AND FREDDY PROPERTIES IN PERU: AN UPDATE

Ballad Ventures reports that the Peruvian affiliate of Teck Cominco Ltd. is maintaining their option on the Roberto and Freddy Properties for a second year in 2002.

The Roberto and Freddy properties are located in Central Peru 20 kilometers from the City of Huancayo, 200 kilometers south of Lima. The properties are highly prospective for zinc, silver and lead. Teck Cominco completed geological mapping and geophysical surveys in the fall of 2001. Ballad is looking forward to the receipt of a detailed report of this work, expected later in February.

Through an option agreement, initiated in March 2001, Teck Cominco can earn a 65% interest by making staged cash payments totaling US $ 240,000 over 5 years and incurring work expenditures totaling US $ 650,000 also staged over 5 years.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

February 26, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT CLOSED

Further to its news release of November 23, 2001, Ballad Ventures Ltd. (the "Company") announces the completion of its private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until February 15, 2003 as to 400,000 units and until February 16, 2003 as to 1,600,000 units.

BALLAD VENTURES LTD.

Per: ____________________
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4600

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

02 MAR 15 AM 8:21

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options - 90,000 common shares exercisable at a price of $0.10 per share on or before February 6, 2004.

4. Date of the distribution(s) of the security.

   February 14, 2002.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section of the Act/Rules/ BCI | Number of Securities

74(2)(9) of the Act | 90,000 shares

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
André M. Pauwels 4900 Mariposa Court Richmond, BC V7C 2J9	90,000	$0.10	$9,000 (if exercised)	74(2)(9) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$9,000.00 (if exercised).

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 19th day of February, 2002.

Ballad Ventures Ltd.
Name of issuer *(please print)*

[signature]
Signature of authorized signatory

Raymond Roland, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or

payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

02 MAR 15 AM 8:22

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   2,000,000 units, each unit comprised of one common share and one one-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10.

4. Date of the distribution(s) of the security.

   February 15, 2002.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which

the distribution(s) of the security was made.

Section of the Act/Rules	Number of Securities
74(2)(9) of the Act	400,000 units
128(h) of the Rules	1,600,000 units

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
552744 B.C. Ltd. (Douglas Brooks) 501-905 West Pender Street Vancouver, BC V6C 1L6	500,000 units	$0.05	$25,000.00	128(h)
Anthony J. Beruschi 320 9th Street Revelstoke, BC V0E 2S0	200,000 units	$0.05	$10,000.00	74(2)(9)
China Clay Resources Inc. (Bruce Walker) 1240 Industrial Road Kelowna, BC V1Z 1G5	560,000 units	$0.05	$28,000.00	128(h)
Rogano Enterprises Ltd. (Carlo Rogano) P.O. Box 803 Revelstoke, BC V0E 2S0	540,000 units	$0.05	$27,000.00	128(h)
Raymond Roland 305 - 1132 Haro Street Vancouver, BC V6E 1C9	200,000 units	$0.05	$10,000.00	74(2)(9)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$100,000.00.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Nil.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$80,000.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 19th day of February, 2002.

Ballad Ventures Ltd.
Name of issuer *(please print)*

Signature of authorized signatory

Anthony J. Beruschi, President
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

82-4880

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

02 MAR 15 AM 8:21

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 5, 2002

Item 3. **Press Release**

Press Release dated February 5, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

February 6, 2002

Item 3. Press Release

Press Release dated February 6, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the appointment of Andre M. Pauwels, P.Geo, as Vice President, Exploration as well as the grant of stock options.

Item 5. Full Description of Material Change

The Issuer is pleased to announce the appointment of Andre M. Pauwels, P.Geo, as Vice President, Exploration of the Issuer.

Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. Mr. Pauwels' accomplishments span more than 30 years and 4 continents. Mr. Pauwels' global experience includes selection, evaluation, design, and management of gold, copper, zinc, and platinum group metal properties. He is credited with identifying and acquiring several major, successful projects for Cominco. Mr. Pauwels' recent responsibilities with Cominco included acquisitions, the negotiation of joint ventures, and monitoring the world zinc exploration business. In addition to exploration duties, Mr. Pauwels managed Cominco's portfolio of junior resource shares.

Mr. Pauwels' extensive experience in mineral exploration and his many contacts

are of particular interest to the Issuer's ongoing involvement in exploration and development in South America and particularly Peru. The Issuer has investigated over 100 property areas in South America and currently holds an interest in the Roberto-Freddy lead-zinc-silver property in Peru. This property is now actively explored under an option agreement by TeckCominco Ltd. Mr. Pauwels' broad exploration experience and proven record identifying new projects will be a tremendous benefit to the Issuer as it moves quickly to react to improving resource markets. A respected corporate strategist, Mr. Pauwels' extensive global experience formulating and negotiating business terms for exploration projects including joint ventures, will play a key role in the acquisition and development of the Issuer's portfolio of resource projects.

The Issuer is now targeting North American gold/silver/platinum-group properties for acquisitions. Mr. Pauwels is currently investigating several mineral resource/ gold projects for possible acquisition by the Issuer. In particular, Mr. Pauwels is aggressively reviewing several precious metal/ gold/ silver projects in Canada and the Unites States on behalf of Ballad.

In welcoming Mr. Pauwels, the Issuer's President, Mr. Anthony J. Beruschi stated: "For the past 6 months we have been predicting an upturn in precious metals markets and precious metals equities in particular and resource markets in general. To take advantage of this Ballad has been reviewing gold properties. We are very encouraged by the growing positive outlook for precious metals and precious metal equities. We are now aggressively searching and reviewing quality gold and platinum group metals projects focusing on North America. A large part of our success will depend on people and we are extremely excited by the addition of Mr. Pauwels to our team. We see the fact that Ballad attracted a proven professional of the quality and experience of Mr. Pauwels as a strong endorsement of Ballad's business plan. His experience, worldwide connections and proven approach will be a tremendous asset to Ballad."

The Issuer also announces that it has granted Incentive Stock Options on 90,000 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **<u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 7, 2002

Item 3. **Press Release**

Press Release dated February 7, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its Roberto and Freddy Properties.

Item 5. **Full Description of Material Change**

The Issuer reports that the Peruvian affiliate of Teck Cominco Ltd. is maintaining their option on the Roberto and Freddy Properties for a second year in 2002.

The Roberto and Freddy properties are located in Central Peru 20 kilometers from the City of Huancayo, 200 kilometers south of Lima. The properties are highly prospective for zinc, silver and lead. Teck Cominco completed geological mapping and geophysical surveys in the fall of 2001. The Issuer is looking forward to the receipt of a detailed report of this work, expected later in February.

Through an option agreement, initiated in March 2001, Teck Cominco can earn a 65% interest by making staged cash payments totaling US $ 240,000 over 5 years and incurring work expenditures totaling US $ 650,000 also staged over 5 years.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Raymond Roland, Director

[redacted]

February 15, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: BALLAD VENTURES LTD. ("BAL")
Private Placement-Non-Brokered – Submission #70404

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 23, 2001:

Number of Shares:	2,000,000 units
Purchase Price:	$0.05 per unit
Warrants:	2,000,000 non-transferable share purchase warrants to purchase 2,000,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	5 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P	# of Shares
Anthony Beruschi	Y	200,000
Douglas Brooks (greater than 10%)	Y	500,000
Bruce Walker	Y	500,000
Carlo Rogano	Y	540,000

The Company must issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\855937\1

82-4000

[redacted]

February 21, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: BALLAD VENTURES LTD. ("BAL")
Private Placement-Non-Brokered – Submission #70404

This is to confirm that further to the CDNX Bulletin dated February 15, 2002, an insider placee was inadvertently not included as follows:

Raymond Roland (Insider) 100,000 units

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\859361\1

82-4000

[redacted]

February 21, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sir\Madame:

Re: Ballad Ventures Ltd. (the "Company") - Submission #71827 - Amendment

We acknowledge receipt of your letter dated February 8, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
André M. Pauwels	90,000

The options are exercisable up to February 6, 2004 at a price of $0.10 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\859394\1